INTER & CO, INC. ANNUAL GENERAL MEETING HELD ON APRIL 29, 2026 INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that the following resolutions were duly passed, adopted and approved at the 2026 Inter&Co’s Annual General Meeting held on this date: 1. The Company's financial statements and the independent auditor's report for the fiscal year ended 31 December 2025 were approved, ratified, and confirmed in all respects; 2. The proposed annual budget of US$29,900,000.00 (twenty-nine million, nine hundred thousand US dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company was approved, ratified, and confirmed in all respects; 3. Rubens Menin Teixeira de Souza was re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; 4. Maria Fernanda Nazareth Menin Teixeira de Souza Maia was re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; 5. José Felipe Diniz was re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; 6. Leonardo Guimarães Correa was re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; 7. André Guilherme Cazzaniga Maciel was re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; 8. Luiz Antônio Nogueira de França was re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; 9. Antônio Kandir was re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; 10. Todd Crawford Chapman was re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; 11. Claudia Farkouh Prado was re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; 12. James Drummond Allen was re-appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; and

13. The Third Amended and Restated Memorandum and Articles of Association of the Company was amended and restated in its entirety and replaced with the Fourth Amended and Restated Memorandum and Articles of Association, in the form uploaded to the Company's website (accessible at https://investors.inter.co/en/documents/governance-documents/) with immediate effect. Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co). Belo Horizonte, April 29, 2026. RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer